Astralabs Inc.
Balance Sheet Summary
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts	$	364,833.23
Accounts Receivable		1,137,101.78
Other Current Assets		164,441.99
Total Current Assets		1,666,377.00
Fixed Assets		67,429.41
Other Assets		8,173.90
TOTAL ASSETS	$	1,741,980.31
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$	47,664.79
Credit Cards		42,719.28
Other Current Liabilities		899,577.76
Total Current Liabilities		989,961.83
Long-Term Liabilities		905,204.21
Total Liabilities		1,895,166.04
Equity		(153,185.73)
TOTAL LIABILITIES AND EQUITY	$	1,741,980.31

Astralabs Inc.
Profit and Loss
January - December 2021

		Total
Revenue - Net	$	9,001,032.11
Operating Expenses		11,020,885.26
Operating Loss		(2,019,853.15)
Other Income (expense):		
Kingscrowd Asset Sale Income		5,128.30
Other Income		67,370.65
Interest Expense		(370,154.70)
Total other expenses, net		(297,655.75)
Net loss	$	(2,317,508.90)

Astralabs Inc.
Statement of Cash Flows
January - December 2021

	Total
Cash flows from operating activities:	
Net Loss	$ (2,317,508.90)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	8,216.48
Change in operating assets and liabilities:	
Accounts Receivable	(860,069.40)
Other current assets	(34,526.31)
Other assets	5,900.77
Accounts payable	(6,915.03)
Accrued expenses	175,694.20
Deferred revenue	(23,388.12)
Corporate credit cards	17,490.93
Short term loans	379,735.20
Net cash used in operating activities	(2,655,370.18)
Cash flows from investing activities:	
Purchase of property and equipment	(50,385.05)
Investment in start-up	(1,858.90)
Net cash used in investing activities	(52,243.95)
Cash flows from financing activities:	
Proceeds from notes payable, net	302,481.28
Proceeds from notes payable - related parties	254,636.16
Proceeds from issuance of stock, net	544,507.55
Proceeds from CrowdFunding, net	1,857,076.94
Net cash used in financing activities	2,958,701.93
Net change in cash	251,087.80
Cash, beginning of year	113,745.43
Cash, end of year	$ 364,833.23